UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-38813

Puyi Inc.

61F, Pearl River Tower

No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou

Guangdong Province, People’s Republic of China

Tel: +86-020-28381666

(Address and Telephone Number of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Change of Directors and Senior Management

Resignation of Mr. Hu and Appointment of Ms. Yang as the CFO

On November 28, 2023, Mr. Hu Anlin (“Mr. Hu”) notified Puyi Inc. (the “Company”) of his resignation as the Chief Financial Officer (“CFO”), Director and Vice President of the Company, effective November 28, 2023. Mr. Hu has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancy created by the resignation of Mr. Hu as the CFO of the Company, on November 28, 2023, the Board appointed Ms. Yang Yuanfen (“Ms. Yang”), Vice President and Head of Finance Department of the Company, to serve as the new CFO of the Company, effective November 28, 2023.

Prior to joining the Company, Ms. Yang consecutively served as a financial manager at Shanghai Puyi Investment Consultant Co., Ltd. from September 2007 to October 2010, a financial manager at Sichuan Zhengxin Engineering Supervision and Consulting Co., Ltd. from April 2006 to September 2007 and a head of accounting at Sichuan Jinfeng Paper Co., Ltd. from July 1996 to March 2006, respectively. Ms. Yang obtained her bachelor’s degree from Southwestern University of Finance and Economics, specializing in financial management. She has been qualified as an International Certified Public Accountant (ICPA) since August 2023, a Senior Tax Advisor since October 2017 and a Senior Accountant since August 2013.

There is no family relationship between Ms. Yang and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Yang and any other person pursuant to which she was appointed as the Company’s CFO. Additionally, there has been no transaction in the past two years to which the Company or any of its subsidiaries or affiliates was or is to be a party, in which Ms. Yang had or will have a direct or indirect material interest.

Ms. Yang entered into an employment agreement with the Company, which establishes certain terms and conditions governing her service to the Company. The form of employment agreement is filed hereto as Exhibit 99.1.

Removal of Mr. Zhang from the Board of Directors

Pursuant to Article 105(e) of the Articles of Association of the Company, Mr. Zhang Jianjun (“Mr. Zhang”), serving as an independent director of the Company and a member of the audit committee of the Company, was removed from the board of directors of the Company on November 28, 2023.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Employment Agreement between Ms. Yang and the Company
99.2	Press Release dated November 28, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puyi Inc.

Date: November 28, 2023	By:	/s/ Ren Yong
	Name:	Ren Yong
	Title:	Chairman of the board, Chief Executive Officer

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